

Mail Stop 3030

September 30, 2016

<u>Via E-Mail</u>
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015**
> **DEF 14A filed February 8, 2016**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016**
> **Form 8-K/A filed June 7, 2016**
> **Response dated September 21, 2016**
> **File No. 001-37464**

Dear Mr. Govil:

We have reviewed your September 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2015</u>

1.   We note your response to prior comment 3. If the exhibits referenced in that comment are required to be filed as part of your Form S-1 filed August 29, 2016, please include those exhibits with that filing. If you believe they are not required, please expand your response to provide us your analysis as to why they are not required to be filed.

Form 8-K/A dated June 7, 2016 (filed August 17, 2016)

Exhibit 99.1 Audited Financial Statements listed in Item 9.01(a).

Report of Independent Registered Public Accounting Firm, page 1

2.   Please have the auditor revise the third paragraph of its report to correctly indicate, if true, that it is opining on the consolidated financial position of the Pericope GmbH as of December 31, 2015 and December 31, 2014, and the results of its operations for the year ended December 31, 2015 and the period from April 01, 2014 to December 31, 2014.

Note 4. Extraordinary Result, page 8

3.   We note your response to comments 5 and 6. Please describe to us the circumstances, including the specific and identifiable event or plan of action that resulted in the transactions that you are presenting as extraordinary. Explain to us in detail how these circumstances and each of the resulting transactions meet the criteria outlined in ASC 225-20-45-2. In preparing your response, please also refer to the implementation guidance at ASC 225-50-55-1 through 55-4.

4.   Notwithstanding the preceding comment, your response to comment 6 indicates that the transactions recorded included write-downs of fixed assets and inventory, restructuring costs, pension provisions and legal and settlement costs. ASC 225-20-45 identifies write-downs or write-offs of receivables, inventories, equipment leased to others, and other similar gains and losses as items that should not be reported as extraordinary because they are usual in nature or may be expected to recur as a consequence of customary and continuing business activities. In addition, ASC 420-10-45-3 and SAB Topic 5-P indicate that restructuring charges would not be presented as extraordinary items. Tell us how you considered that guidance in concluding that your presentation is appropriate.

5.   As a related matter, the items included in Note 4 on page 8 of the financial statements accumulate to $37.8 million of losses while the amount on the income statement is $30 million of extraordinary losses. Please reconcile.

6.   Please tell us where you provide disclosure about the nature and composition of the extraordinary income and expense of $43 million and $66.5 million, respectively, for the period from April 1, 2014 to December 31, 2014.   Please describe each of the transactions to us and tell us how these transactions meet the criteria for classification of extraordinary items under ASC 225-20-45.

Note 5. Other Information, page 8

7.   We note your response to comment 7. Please clarify the date when liquidation became imminent under ASC 205-30. Please tell us why you do not include a statement of net

assets in liquidation and a statement of changes in net assets in liquidation as required by ASC 205-30-45-1. Please also tell us where you include the disclosures required by ASC 205-30-50 for liquidation basis financial statements. As a related matter, please tell us how you considered that you should present information for the period of time that preceded the determination that liquidation is imminent as a stub period.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

8.   We reference your response to comment 12 that you did not include any adjustment to depreciation because Periscope recorded depreciation based on the cost basis. However, we note the pro forma adjustment (1) to increase fixed assets by $3.3 million which results in fixed assets in excess of the value recorded by Periscope. Please explain why there is no pro forma adjustment for depreciation related to the increase in value of acquired property and equipment.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP